

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 15, 2010

By U.S. Mail and facsimile to (563) 323 -5515

Ms. Marsha Baker, President
Hynes & Howes Insurance Counselors, Inc.
2920 Harrison St.
Davenport, Iowa 52803

> **Re: Hynes & Howes Insurance Counselors, Inc**
> **Form 10-K for the year ended September 30, 2009**
> **Forms 10-Q for the quarter ended December 31, 2009 and March 31, 2010**
> **File No. 000-07376**

Dear Ms. Baker:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Cicely LaMothe
Branch Chief